UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42817

eastern international Ltd.

(Translation of registrant’s name into English)

Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu

Chuanhua Smart CenterScience and Technology City Block

Xiaoshan Economic and Technological Development Zone

Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 5, 2026, the Board of Directors (the “Board”) of Eastern International Ltd., a Cayman Islands Company (the “Company”) received a resignation letter from Mr. Yu-yun Tristan Kuo to resign from his position as a member of the Board and from all Board committee positions that he holds effective as of the date of the letter. Mr. Kuo’s resignation is not the result of any disagreement that he has with the Company or the Board regarding the Company’s financial or accounting policies or operations. On August 12, 2026, the Board received a resignation letter from Mr. Chun Pong (Colman) Chiu to resign from his position as a member of the Board and from all Board committee positions that he holds effective as of the date of the letter. Mr. Chiu’s resignation is not the result of any disagreement that he has with the Company or the Board.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2026

Eastern international LTD.

By:	/s/ Albert Wong
Name:	Albert Wong
Title:	Chief Executive Officer

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